EXHIBIT 12.1

Jarden Corporation

Ratio of Earnings to Fixed Charges Calculation

	For the Years Ended December 31,
	2003	2004	2005	2006	2007
Earnings Before Fixed Charges:
Net income	$31.8	$42.4	$60.7	$106.0	$28.1
Add: Income tax provision	20.5	26.0	35.0	82.0	38.5
Less/add: Equity (income) loss of minority-owned companies	—	—	—	—	0.2
Add: Amortization of capitalized interest	—	—	—	—	0.1
Add: Fixed charges	22.4	32.2	98.1	130.8	173.9

Total earnings available for fixed charges	$74.7	$100.6	$193.8	$318.8	$240.8

Fixed Charges:
Interest expense	$19.2	$27.6	$84.2	$112.6	$149.7
Interest component of rental expense	3.2	4.6	13.8	17.7	24.0

Total fixed charges before capitalized interest	22.4	32.2	98.0	130.3	173.7
Capitalized interest	—	—	—	0.5	0.2

Total Fixed Charges	$22.4	$32.2	$98.0	$130.8	$173.9

Ratio of Earnings to Fixed Charges	3.3	3.1	2.0	2.4	1.4